UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number 001-33922

DRYSHIPS INC.

74-76 V. Ipeirou Street

151 25, Marousi

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a press release of DryShips Inc. (the “Company”) dated October 15, 2014: DryShips Announces Filing of Registration Statement for Ocean Rig Partners LP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: October 15, 2014	By: /s/George Economou
George Economou Chief Executive Officer

Exhibit 99.1

DRYSHIPS ANNOUNCES FILING OF REGISTRATION STATEMENT
FOR OCEAN RIG PARTNERS LP

ATHENS, GREECE – October 14, 2014 - DryShips Inc. (NASDAQ: DRYS) (the “Company” or “DryShips”), an international provider of marine transportation services for drybulk and petroleum cargoes, and through its majority owned subsidiary, Ocean Rig UDW Inc. (“Ocean Rig”), of offshore deepwater drilling services, today announced that Ocean Rig’s wholly-owned subsidiary, Ocean Rig Partners LP (the “MLP”), filed a Registration Statement on Form F-1 with the Securities and Exchange Commission (the “SEC”) for the initial public offering of its common units representing limited partner interests.

A registration statement relating to the MLP’s common units has been filed with the SEC but has not yet been declared effective.  The common units may not be sold nor may offers to buy them be accepted prior to the time the registration statement is declared effective.

Barclays, BofA Merrill Lynch, Credit Suisse, Deutsche Bank Securities, UBS Investment Bank and Raymond James will act as joint book-running managers for the proposed offering.  The offering of the MLP’s common units will be made only by means of a prospectus.

When available, a written prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, maybe be obtained from the offices of Barclays c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone (888) 603-5847 or email: barclaysprospectus@broadridge.com; BofA Merrill Lynch, Attention Prospectus Department, 222 Broadway, New York, NY 10038 or email dg.prospectus_requests@baml.com; Credit Suisse, Attention: Prospectus Department, One Madison Avenue, 1B, New York, NY 10010, telephone: 1-800-221-1037 or email: newyork.prospectus@credit-suisse.com;  Deutsche Bank Securities, Attention: Prospectus Group, 60 Wall Street, New York, NY 10005, telephone (800) 503-4611 or email: prospectus.cpdg@db.com; UBS Investment Bank, Attention: Prospectus Department, 299 Park Avenue, New York, NY 10171, telephone Toll-Free: 1-888-827-7275; or Raymond James, Attention: Prospectus Department, 880 Carillon Parkway, St. Petersburg, FL 33716, telephone 1-800-248-8863 or email: prospectus@raymondjames.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About DryShips

DryShips Inc. is an owner of drybulk carriers and tankers that operate worldwide. Through its majority owned subsidiary, Ocean Rig, DryShips owns and operates 13 offshore ultra deepwater drilling units, comprised of two ultra deepwater semisubmersible drilling rigs and 11 ultra deepwater drillships, one of which is scheduled to be delivered to Ocean Rig during 2015, one of which is scheduled to be delivered to Ocean Rig during 2016 and two of which are scheduled to be delivered to Ocean Rig during 2017.  DryShips owns a fleet of 39 drybulk carriers, comprised of 13 Capesize, 24 Panamax and two Supramax vessels with a combined deadweight tonnage of approximately 4.3 million tons, and 10 tankers, comprising four Suezmax and six Aframax tankers, with a combined deadweight tonnage of over 1.3 million tons.  DryShips’ common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “DRYS.”

Investor Relations / Media:

Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com

Forward-Looking Statements

This news release contains certain forward-looking information and statements.  Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should,” “expect” and similar expressions identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire and drilling dayrates and drybulk vessel, drilling rig and drillship values, failure of a seller to deliver one or more drilling rigs, drillships or drybulk vessels, failure of a buyer to accept delivery of a drilling rig, drillship, or vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk commodities or oil, changes in demand that may affect attitudes of time charterers and customer drilling programs, scheduled and unscheduled drydockings and upgrades, changes in our operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips with the SEC.